UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   )

                           1mage Software, Inc.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 26, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mary Anne DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       114,925
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  114,925
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     114,925

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     5.1%

14)  Type of Reporting Person

     IN

                               SCHEDULE 13D
                             MARY ANNE DEYOUNG


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6486 S. Quebec Street, Englewood, Colorado 80111

Item 2    Identity and Background

     (a)  Name:     Mary Anne DeYoung

     (b)  Business  6486 S. Quebec Street
          Address:  Englewood, Colorado 80111

     (c)  Occupation:    Vice President Finance and Chief
                         Financial Officer
                         1mage Software, Inc.
                         6486 S. Quebec Street
                         Englewood, Colorado 80111

     (d)  Criminal Proceedings:  None

     (e)  Civil Proceedings:  None

     (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          Securities acquired November 26, 1997 represent options to purchase Shares. The Compensation Committee granted Ms. DeYoung options to purchase 65,000 Shares with an exercise price of $.625 per Share.

Item 4.   Purpose of Transaction

          The options were granted to Ms. DeYoung as part of her total compensation package for service as Vice President and Chief Financial Officer of the Company.

     (a) On November 26, 1997, Ms. DeYoung was granted options to purchase 65,000 Shares, which, when combined with the vesting of an additional 12,000 options to purchase Shares on December 16, 1997, caused a cumulative increase in the number of beneficial Shares owned by her to more than 5% of the outstanding Shares of the Company.
     (b)  None.
     (c)  None.
     (d)  None.
     (e)  None.
     (f)  None.
     (g)  None.
     (h)  None.
     (i)  None.
     (j)  None.

Item 5.   Interest in Securities of the Issuer

     (a) 114,925 Shares of Common Stock (5.1%) beneficially owned (based on the 2,142,845 Shares reported to be outstanding on May 1, 1998 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998), which includes options to purchase 114,800 Shares, of which 2,800 will expire on May 28, 1998. Does not include options to purchase an additional 10,000 Shares which will vest on December 16, 1998. Excludes the following held by spouse as to which beneficial ownership is disclaimed by Ms. DeYoung: 198,956 Shares owned directly, 100,000 Class A Warrants to purchase Shares, 317,375 stock options exercisable within 60 days of May 1, 1998, and 6,075 Shares indirectly owned through a general partnership.

     (b) Number of Shares as to which there is sole power to vote - 114,925; shared power to direct the vote - 0; sole power to direct the disposition - 114,925; shared power to direct the disposition - 0.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be filed as Exhibits

               None.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 20, 1998                 /S/Mary Anne DeYoung
                                   Mary Anne DeYoung